Exhibit 99.1

Viking Announces $1 Billion Share Repurchase Program

Los Angeles (September 10, 2026) – Viking Holdings Ltd (“Viking” or the “Company”) (NYSE: VIK) today announced that its board of directors authorized a share repurchase program of up to $1 billion of Viking’s outstanding ordinary shares.

“The share repurchase authorization reflects confidence in Viking's long-term prospects, strong financial position and ability to continue generating substantial cash flow,” said Leah Talactac, President and Chief Executive Officer of Viking. “This authorization provides flexibility to return capital to shareholders while continuing to invest in our fleet, guest experience and future growth opportunities.”

Repurchases under the share repurchase program may be made from time to time through open market purchases, privately negotiated transactions, accelerated share repurchase transactions or other means, subject to market conditions and applicable legal requirements. The Company may also, from time to time, enter into trading plans intended to qualify under Rules 10b-18 or 10b5-1 of the Exchange Act of 1934, as amended, to facilitate repurchases of its shares under this authorization. The timing, manner, price and amount of any repurchases will be determined by Viking based on business, market and economic conditions, prevailing share prices, corporate and regulatory requirements, capital availability, alternative investment opportunities and other factors. The share repurchase program does not obligate Viking to acquire any specific number of shares or expend any specific amount and may be modified, suspended or terminated at any time.

About Viking

Viking (NYSE: VIK) is a global leader in experiential travel with a fleet of more than 100 ships, exploring 21 rivers, five oceans and all seven continents. Designed for curious travelers with interests in science, history, culture and cuisine, Executive Chairman Torstein Hagen often says Viking offers experiences For The Thinking Person™. For additional information, visit www.viking.com.

Cautionary Statement Concerning Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the U.S. federal securities laws intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including among others, statements relating to our future financial performance, our business prospects and strategy, our expected fleet additions, our anticipated financial position, liquidity and capital needs and other similar matters. In some cases, we have identified forward-looking statements in this press release by using words such as “anticipates,” “estimates,” “expects,” “intends,” “plans” and “believes,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” These forward-looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict or which are beyond our control. You should not place undue reliance on the forward-looking statements included in this press release or that may be made elsewhere from time to time by us, or on our behalf. Our actual results may differ materially from those expressed in, or implied by, the forward-looking statements included in this press release as a result of various factors, which are described in our filings with the U.S. Securities and Exchange Commission.

Forward-looking statements speak only as of the date of this press release. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Contact

Investor Relations
Email: investorrelations@viking.com

Public Relations

Email: vikingpr@edelman.com